UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 6, 2024, Evotec SE (the “Company”) issued a press release announcing the Company’s financial results and business updates for the first nine months of 2024 attached hereto as Exhibit 99.1.

On November 5, 2024, Evotec SE (the “Company”) announced the Sale of API Manufacturing Facility to Monacum Partners. The Press Release is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit        Description of Exhibit

99.1              Evotec SE Interim Statement first nine months 2024 dated November 6, 2024

99.2             Evotec Announces Sale of API Manufacturing Facility to Monacum Partners

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

Date: November 6, 2024